Exhibit 12.1

Lowe’s Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On
	January 28,	February 3,	February 2,	February 1,	January 30,
	2005	2006	2007	2008	2009
Earnings:
Earnings Before Income Taxes	$3,520	$4,496	$4,998	$4,511	$3,506
Add: Fixed Charges	310	340	344	424	479
Less: Capitalized Interest	(28)	(28)	(32)	(65)	(36)
Adjusted Earnings	$3,802	$4,808	$5,310	$4,870	$3,949

Fixed Charges:
Interest Expense (1)	$220	$231	$238	$301	$346
Rental Expense (2)	90	109	106	123	133
Total Fixed Charges	$310	$340	$344	$424	$479

Ratio of Earnings to Fixed Charges	12.3	14.1	15.4	11.5	8.2

(1) Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

(2) The portion of rental expense that is representative of the interest factor in these rentals.